# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FAT Brands, Inc., CIK 0001705012
CUSIP: 30258N105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9720 Wilshire Blvd, Suite 500, Beverly Hills, California (CA), 90812
Date of event which requires filing of this statement: 05/18/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001828859-25-000003
Filed by CIK 0001828859

## Reporting persons
- Muhammad Asif Seemab: type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: FAT Brands, Inc.
Address of issuer's principal executive offices: 9720 Wilshire Blvd, Suite 500 , Beverly Hills, CA, 90812.

## Item 2. Person Filing
Name of person filing: This Amendment No. 2 amends the original Schedule 13G filed on November 26, 2025 and Amendment No. 1 filed on February 11, 2026 (together, "Schedule 13G"). The Schedule 13G reported the shares of Class A Common Stock ("Common Shares") of FAT Brands, Inc. ("Issuer") owned by Mr. Seemab. In addition, the Schedule 13G reported Mr. Seemab's ownership of shares of Series B Cumulative Preferred Stock ("Preferred Shares"). This Amendment No. 2 is being filed to report that Mr. Seemab has sold all Common Shares and Preferred Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab, Reporting Person (05/18/2026)